

Farooq Anjum · 2nd

CTO/Co-Founder at GroGuru Inc

Greater San Diego Area · 500+ connections · **Contact info**

 **GroGuru Inc**

 **University of Marylai**

Experience



CTO/Co-Founder

GroGuru Inc

Jul 2018 – Present · 1 yr 11 mos

Greater San Diego Area

CEO/Co-Founder

GroGuru

Jun 2014 – Jul 2018 · 4 yrs 2 mos

Greater San Diego Area

GroGuru is transforming the agriculture industry by providing precise guidance about irrigation
time and frequency to a grower.

We do this by using by providing soil sensors and pressure sensors to the farmers. [...see mor

Advisor at Manifold

Manifold

Sep 2015 – Jun 2016 · 10 mos

Manifold is an AI product innovation lab in San Francisco that works with technology executives
on strategy, invention, and delivery of artificial intelligence products.



On-Ramp Wireless, Inc.
5 yrs 4 mos



Senior Director, Engineering
Jun 2011 – Jun 2015 · 4 yrs 1 mo
Greater San Diego Area

ORW is creating a "cell-phone" network to enable efficient Machine-to-Machine (M2M) communication - the so called ORW Total Reach Network. I currently lead a 30 member Systems team at ORW. The Systems team is responsible for designing and verifying the quality of the ORW system including both hardware and software components. This system ...**see mor**



Director of Engineering
Mar 2010 – Jun 2011 · 1 yr 4 mos



MediaFlo Qualcomm USA
2 yrs 8 mos



Project Engineer
Sep 2008 – Feb 2010 · 1 yr 6 mos

I lead an engineering team consisting of 50+ members responsible for taking a product to the market. The team consists of systems engineers/architects/developers/testers/product managers/program managers/deployment. The team works on server side components responsible for functions such as content distribution over FLO network, billing and ...**see mor**



Systems Staff engineer/Mgr
Jul 2007 – Sep 2008 · 1 yr 3 mos

I was responsible for creating and leading a team of 10 systems engineers/architects focusing on both device (handset) and server side aspects of the BREW mobile ecosystem. The team's responsibilities included not only addressing problems with the existing BREW mobile ecosystem but also for introducing new features into the BREW ecosystem.   **...see mor**

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Education



University of Maryland
Ph.D, Electrical and Computer Engineering
1995 – 1999



University of Maryland College Park
Master of Science (MS), Electrical and Computer Engineering
1995 – 1997



